# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Asana, Inc., CIK 0001477720
CUSIP: 04342Y104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 633 Folsom Street, Suite 100, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-256908
Filed by CIK 0001549940

## Reporting persons
- Allianz Global Investors GmbH: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 5,200,251; shared voting power 0; sole dispositive power 32,790; shared dispositive power 5,167,461; aggregate amount beneficially owned 5,200,251 (3.5% of the class)

## Item 1. Issuer
Name of issuer: Asana, Inc.
Address of issuer's principal executive offices: 633 Folsom Street, Suite 100, San Francisco, CA 94107

## Item 2. Person Filing
Name of person filing: Allianz Global Investors GmbH ("AGI GmbH")
Address of principal business office or, if none, residence: Bockenheimer Landstrasse 42-44, Frankfurt, 2M 60323 Germany
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: German investment adviser.

## Item 4. Ownership
Amount beneficially owned: 5,200,251 (See attached Exhibit 99.A for additional clarification)
Percent of class: 3.5
Sole power to vote or to direct the vote: AGI GmbH: 5,167,461; PT Allianz Global Investors Asset Management Indonesia ("AGI Indonesia") 32,790
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: AGI Indonesia: 32,790
Shared power to dispose or to direct the disposition: AGI GmbH: 5,167,461

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Allianz Global Investors GmbH is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit Description

EX-99.A Item 4 Ownership
EX-99.B Limited Power of Attorney
..

## Signatures
- Allianz Global Investors GmbH: Darren Wickert, Attorney-in-Fact (04/25/2025)